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                                                                   EXHIBIT 23.1


                        CONSENT OF INDEPENDENT AUDITORS





The Board of Directors and Stockholders
Dep Corporation

We consent to incorporation by reference in the registration statement
(No. 33-8500) on Form S-8 of Dep Corporation and subsidiaries of our report dated September 21, 1995, except for Notes 6 and 16, which date is October 30, 1995, relating to the consolidated balance sheets of Dep Corporation and subsidiaries as of July 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows and related schedule for each of the years in the three-year period ended July 31, 1995, which report appears in the July 31, 1995 report on Form 10-K of Dep Corporation and subsidiaries.

Our report dated September 21, 1995, except for Notes 6 and 16, which date is October 30, 1995, contains an explanatory paragraph that states that the Company is in technical default of certain financial covenants in connection with its bank facility which have been waived by the lenders through October
31, 1995.   In addition, the Company has a mandatory payment of $8,300,000 due on April 15, 1996. Based on current estimates of available cash flow, management does not believe it will have sufficient cash to make the mandatory payment. Accordingly, the entire amount outstanding under the bank facility of $60,969,000 has been classified as a current liability. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.




/s/ KPMG Peat Marwick LLP
Long Beach, California
October 30, 1995






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